 Exhibit 99.1

SNDL Reports Third Quarter 2022 Financial and Operational Results with Record Net Revenue and Cash Flow from Operations

CALGARY, AB, Nov. 14, 2022 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the third quarter ended September 30, 2022. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated. The results for the third quarter of 2021 do not include the subsequent acquisition of Alcanna Inc. ("Alcanna"), which closed on March 31, 2022.

SNDL has also posted a supplemental investor presentation on its website, which can be found at https://sndl.com/investors.

THIRD QUARTER 2022 FINANCIAL AND OPERATIONAL HIGHLIGHTS

  Record net revenue for the third quarter of 2022 of $230.5 million, compared to $223.7 million in the second quarter of 2022 and $14.4 million in the third quarter of 2021, representing a 3% increase sequentially and 1,501% increase year-over-year.
    Liquor Retail: Net revenue of $152.5 million for the third quarter of 2022.
    Cannabis Retail: Net revenue of $66.2 million for the third quarter of 2022.
    Cannabis Operations: Net revenue of $11.8 million for the third quarter of 2022.
  Net loss of $98.8 million for the third quarter of 2022, substantially due to non-cash charges for impairments of $86.5 million and changes in estimate of fair value of derivative warrants of $8.5 million, compared to a $73.3 million net loss in the second quarter of 2022 and net income of $16.7 million in the third quarter of 2021.
  Adjusted EBITDA of $18.3 million for the third quarter of 2022, up 169% from the second quarter of 2022 and up 74% from the third quarter of 2021.
  Record net cash provided by operating activities of $8.6 million in the third quarter of 2022, compared to a loss of $17.9 million in the second quarter of 2022 and a loss of $56.2 million in the third quarter of 2021.
  Gross margin grew to $50.3 million in the third quarter of 2022, a record since SNDL's inception, up 17% from the second quarter of 2022 and up 2,723% from the third quarter of 2021.
  $988 million of cash, marketable securities, and long-term investments and no outstanding debt at September 30, 2022; and $278 million of unrestricted cash at November 11, 2022. SNDL has not raised cash through share offerings since June 2021.
  Entered into an arrangement agreement to acquire The Valens Company Inc. ("Valens"), creating a leading vertically integrated entity with pro forma revenue among the highest of all Canadian Licensed Producers, with the acquisition expected to close in the first quarter of 2023, subject to shareholder approval and customary closing conditions.
  Entered into a purchase agreement to acquire substantially all of the business of Superette Inc. ("Superette"), a cannabis retail operator with six locations in Ontario that can further leverage SNDL's position as a multi-banner cannabis retail operator by enhancing the Company's market share and its exposure to a broader consumer base, subject to regulatory approval.
  Subsequent to the quarter end, acquired all of the core Zenabis assets adding low-cost indoor cultivation with international export capabilities.

"As a result of our team's focus on operational execution and sustainable profitability, we delivered record revenue and cash flow from operations in the third quarter," said Zach George, Chief Executive Officer of SNDL. "Our regulated products platform has shown resiliency in the face of stiff industry and macroeconomic headwinds, and our vertically integrated cannabis business is in the early stages of providing the scale and results that we believe are required for SNDL to be a strong member of a future oligopoly in Canada. Our integration work and cost control initiatives will continue into 2023 as we remain focused on opportunities related to the Alcanna assets and look to close the proposed acquisition of Valens in the first quarter of 2023. With Valens, SNDL aims to be a leader in Canadian cannabis manufacturing with broad cannabis product capabilities, strong optionality related to low-cost procurement, and best-in-class innovation potential. I am privileged to serve passionate professionals, including more than 2,500 employees that have tirelessly worked to transform our business and delight consumers on a daily basis. Our transformation is far from complete, but with an improving portfolio, cost discipline and continued organic and acquisitive growth, we believe that we are well-positioned to reach our objectives, including the generation of sustainable free cash flow and long-term shareholder value."

THIRD QUARTER 2022 KEY FINANCIAL METRICS

OPERATING SEGMENTS
s($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investment	Corporate	Total
As at September 30, 2022
Total assets	577,198	173,418	147,385	900,091	19,336	1,817,428
Three months ended September 30, 2022
Net revenue	152,488	66,202	11,810	—	—	230,500
Gross margin	35,568	14,494	247	—	—	50,309
Interest and fee revenue	—	—	—	4,312	—	4,312
Investment (loss) income	—	—	—	(5,513)	—	(5,513)
Share of loss of equity-accounted investees	—	—	—	9,176	—	9,176
Depreciation and amortization	2,923	3,199	—	—	3,661	9,783
Income (loss) before income tax	10,736	(84,848)	(5,686)	3,252	(29,225)	(105,771)

As at December 31, 2021
Total assets (1)	—	157,022	147,887	1,093,596	29,155	1,427,660
Three months ended September 30, 2021
Net revenue	—	6,140	8,227	—	—	14,367
Gross margin	—	3,658	(1,876)	—	—	1,782
Interest and fee revenue	—	—	—	3,309	—	3,309
Investment loss	—	—	—	(18,008)	—	(18,008)
Share of profit of equity-accounted investees	—	—	—	9,918	—	9,918
Depreciation and amortization (1)	—	1,709	660	—	262	2,631
Income (loss) before income tax (1)	—	(722)	(10,177)	(6,012)	17,918	1,007

(1) Adjustments to provisional amounts have been made in the comparative period due to the finalization of business combination accounting for the Inner Spirit acquisition. Refer to note 3(b) in the Company's condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2022.

THIRD QUARTER 2022 RESULTS

SNDL's business is operated and reported in four segments: Liquor Retail, Cannabis Retail, Cannabis Operations and Investments.

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating 169 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond", "Liquor Depot" and "Ace Liquor".

  Gross revenue for Liquor Retail sales for the three banners combined was $152.5 million for the third quarter of 2022, an increase of 1% compared to the third quarter of 2021 despite Alberta's off-premise liquor retail volume being down this past quarter compared to same period last year.
  Gross margin in the Liquor Retail segment was $35.6 million, or 23% of sales in the third quarter of 2022 compared to $33.6 million, or 23% of sales, in the third quarter of 2021. The Liquor Retail business maintained its margin year over year through an effective pricing and product mix strategy.
  Private label sales were $10.7 million, an increase of approximately $1.0 million compared to the third quarter of 2021.
  Customer count is up by 1% and the average basket size is up 3% year-to-date. The Company sees larger basket sizes at Wine and Beyond locations, where consumers come for an experiential, destination shopping approach to liquor retail.
  SNDL's liquor banners' market share in Alberta was approximately 17% in the third quarter of 2022, with Wine & Beyond representing approximately 3% with only 11 stores in the province, showcasing the continued and increasing popularity of the banner.
  As of November 11, 2022, the Ace Liquor store count is 137, the Liquor Depot store count is 20 and the Wine and Beyond store count is 12.

Cannabis Retail

SNDL is Canada's largest private sector cannabis retailer, operating 183 locations under its two retail banners: "Spiritleaf" and "Value Buds". Through the scale of data and insights generated by a large volume of monthly transactions, SNDL's Cannabis Retail strategy is predicated on its quality store locations, wide range of products, and differentiated retail experiences.

  Gross revenue from the Cannabis Retail segment for the third quarter of 2022 was $66.2 million, compared to $6.1 million in the third quarter of 2021, a 985% increase. The Nova Cannabis Inc. ("Nova") acquisition and Value Buds sales were the material driver of the increase with $58.9 million of revenue during the third quarter of 2022.
  Gross margin of $14.5 million, or 22% of sales, compared to $3.7 million in the third quarter of 2021, is primarily due to Value Buds' new locations and aggressive pricing strategy.
  In the third quarter of 2022, Value Buds and Spiritleaf's combined market share represents 9.9% in the privatized provincial markets, solidifying SNDL's position as a leading national multi-banner cannabis retail operator in an increasingly competitive market.
  The Company partnered with Nova for Value Buds' private label products, expected to launch in November 2022. The private label strategy focuses on keystone segments, specifically large format, uniquely curated for the Value Buds consumer, and drives meaningful differentiation through the retail network.
  SNDL's CCAA stalking-horse bid for Superette stores was approved by an initial Court order, and the Company expects the transaction to close before the end of the year, subject to a final Court order.
  As of November 11, 2022, the Spiritleaf store count is 98 (23 corporate stores and 75 franchise stores), and the Value Buds store count is 85 corporate stores.

Cannabis Operations

SNDL is Canada's largest indoor purpose-built cannabis cultivation and processing facility with a diverse brand portfolio from value to premium, with an emphasis on premium inhalable formats. The Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy.

  Gross revenue from the Cannabis Operations segment for the third quarter of 2022 was $16.5 million, compared to $15.4 million, a 7% increase, in the second quarter of 2022 and compared to $11.0 million in the third quarter of 2021, a 49% year-over-year increase.
  Net loss for the segment during the third quarter of 2022 was a loss of $5.7 million, which included an asset impairment of $2.1 million, compared to a loss of $7.6 million in the second quarter of 2022 and a loss of $10.2 million in third quarter last year.
  Adjusted EBITDA for the Cannabis Operations segment was a loss of $0.6 million compared to a loss of $3.4 million in the same period of 2021. The significant improvement in Adjusted EBITDA can be attributed to higher sales volumes, improved margin on an adjusted basis, reductions to sales, marketing, general and administrative and greater discipline over inventory management driving a reduction in price discounts for provincial board sales
  SNDL achieved a record gross margin before changes in fair value of biological assets and changes in fair value realized through inventory for the Cannabis Operations segment of $3.6 million, or 31% of segment gross revenues in the third quarter of 2022 compared to negative $4.9 million in the third quarter of 2021. The Company also achieved a record gross margin for Cannabis Operations in the third quarter of 2022 of $0.2 million compared to negative $1.9 million for the three months ended September 30, 2021, and negative $4.3 million for the prior quarter. The increase was driven by pricing, cost and product mix improvements along with an inventory impairment recovery, which demonstrates SNDL's progress in implementing supply chain excellence to drive discipline around cost optimization, despite intense price compression, higher power costs, and overall cost inflation.
  The average net selling price to provincial boards for the third quarter of 2022 was $3.92 per gram equivalent compared to $3.31 per gram equivalent for the third quarter of 2021. The price increase reflects an enhanced product mix strategy and higher-quality SKUs.
  SNDL exported its first shipment to Israel, expanding its international export business and closed the transaction to acquire the Zenabis assets subsequent to the third quarter of 2022

Investments

  As of the end of the third quarter of 2022, the Company had deployed capital on several cannabis-related investments with a carrying value of $677.5 million, including 536.7 million for the SunStream Bancorp Inc. joint venture ("SunStream").
  For the third quarter of 2022, the investment portfolio generated interest and fee revenue of $4.3 million, compared to $3.3 million in the third quarter of 2021, share of profit of equity-accounted investees generated from investments by SunStream of $9.2 million, compared to $9.9 million in the third quarter of 2021, and an investment loss of $5.5 million, compared to a loss of $18.0 million in the third quarter of 2021 on marketable securities, which includes unrealized losses on publicly disclosed strategic investments in Village Farms International, Inc. and The Valens Company Inc.
  SunStream's credit portfolio currently consists of six investments: Jushi Holdings, SKYMINT Brands, Ascend Wellness Holdings, Parallel, Inc., Columbia Care Inc. and AFC Gamma, Inc.
	Three months ended September 30		Nine months ended September 30
($000s)	2022	2021	2022	2021
Interest and fee revenue
Interest revenue from investments at amortized cost	924	352	2,737	793
Interest and fee revenue from investments at Fair Value Through Profit or Loss	1,095	2,116	3,754	6,398
Interest revenue from cash	2,293	841	4,259	2,311
	4,312	3,309	10,750	9,502
Investment revenue
Realized gains	—	5,988	389	18,218
Unrealized (losses) gains	(5,513)	(23,996)	(58,685)	(20,964)
	(5,513)	(18,008)	(58,296)	(2,746)
Revenue from direct investments	(1,201)	(14,699)	(47,546)	6,756
Share of profit (loss) of equity-accounted investees	9,176	9,918	(24,711)	13,642
Total investment activities	7,975	(4,781)	(72,257)	20,398

Consolidated Financial Results

  General and administrative expenses for the three months ended September 30, 2022 were $44.8 million, compared to $9.6 million for the three months ended September 30, 2021. The increase of $35.5 million was mainly due to increases in salaries and wages and office and general expenses as a result of the Alcanna and Inner Spirit Holdings Ltd. ("Inner Spirit") acquisitions.
  Net loss for the three months ended September 30, 2022 was $98.8 million, compared to net income of $16.7 million for three months ended September 30, 2021. The increase in net loss of $115.5 million was largely due to higher general and administrative expenses ($35.5 million), depreciation and amortization ($7.2 million), asset impairment of intangibles and goodwill ($86.5 million), finance costs ($8.3 million) and change in fair value of derivative warrants ($32.6 million), partially offset by an increase in gross margin ($48.6 million), lower investment losses ($12.5 million) and transaction costs ($4.9 million).

Liquidity Position

  As at September 30, 2022, and November 11, 2022, the Company had an unrestricted cash balance of $291 million and $278 million, respectively, and a total of 236 million shares outstanding as at November 11, 2022.
  For the nine months ended September 30, 2022, the Company purchased and cancelled 1.7 million common shares at a weighted average price of $3.61 (US$2.75) per common share for a total cost of $6.1 million under its share repurchase program. In the three months ended September 30, 2022, the Company purchased and cancelled 1.2 million common shares at a weighted average price of $3.53 (US$2.64) per common share for a total cost of $4.1 million under its share repurchase program. Subsequent to the end of the third quarter of 2022 an additional 200,000 shares were purchased under the share repurchase program. SNDL has 101 million shares remaining under its current buyback program allowing the Company to repurchase common shares from time to time at prevailing market prices, enabling SNDL to opportunistically return value to shareholders. The share repurchase program was set to expire on November 19, 2022, but on November 11, 2022, SNDL's board of directors approved an extension to November 19, 2023.

STRATEGIC AND ORGANIZATIONAL UPDATE

SNDL remains focused on building long-term shareholder value through vertical integration, accretive deployment of cash resources, expansion of its retail distribution network, further streamlining of the Company's operating structure and enhanced offerings of high-quality brands within both the Cannabis Operations and Cannabis Retail segments.

Valens Transaction

Valens announced that the special meeting of Valens Shareholders to vote on the previously announced plan of arrangement between SNDL and Valens will be held on Tuesday, November 29, 2022, at 10 a.m. (ET). Shareholders are encouraged to vote well in advance of the proxy deadline of November 25, 2022.

SPECIFIED FINANCIAL MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED EBITDA

Adjusted EBITDA is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA provides information to investors, analysts, and others to aid in understanding and evaluating the Company's operating results in a manner similar to its management team. Adjusted EBITDA is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding changes in fair value of biological assets, changes in fair value realized through inventory, unrealized foreign exchange gains or losses, unrealized gains or losses on marketable securities, changes in fair value of derivative warrants, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.  The Company presents both consolidated or total Adjusted EBITDA and Adjusted EBITDA by operating segment.

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investment	Corporate	Total
Three months ended September 30, 2022
Net earnings (loss)	10,736	(84,848)	(5,686)	10,179	(29,225)	(98,844)
Adjustments
Finance costs	2,570	1,142	13	4,684	—	8,409
Change in estimate of fair value of derivative warrants	—	—	—	—	8,500	8,500
Depreciation and amortization	407	2,076	—	—	7,300	9,783
Income tax recovery	—	—	—	(6,927)	—	(6,927)
Change in fair value of biological assets	—	—	1,899	—	—	1,899
Change in fair value realized through inventory	—	—	1,506	—	—	1,506
Unrealized foreign exchange (gain) loss	(2)	—	(73)	—	—	(75)
Unrealized (gain) loss on marketable securities	—	—	—	5,513	—	5,513
Share-based compensation	—	105	—	—	1,964	2,069
Asset impairment	—	84,366	2,156	—	—	86,522
Loss (gain) on disposition of PP&E	(4)	(2)	—	—	—	(6)
Cost of sales non-cash component (1)	—	—	1,861	—	—	1,861
Inventory impairment (recovery) and obsolescence	—	—	(2,307)	—	—	(2,307)
Transaction costs (2)	—	—	—	—	417	417
Adjusted EBITDA	13,707	2,839	(631)	13,449	(11,044)	18,320

(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing activities

OPERATING SEGMENTS
($000s)	Liquor Retail	Cannabis Retail	Cannabis Operations	Investment	Corporate	Total
Three months ended September 30, 2021
Net earnings (loss)	—	14,979	(10,177)	(6,012)	17,918	16,708
Adjustments
Finance costs	—	115	20	—	—	135
Change in estimate of fair value of derivative warrants	—	—	—	—	(24,100)	(24,100)
Depreciation and amortization	—	1,709	660	—	262	2,631
Income tax recovery	—	(15,701)	—	—	—	(15,701)
Change in fair value of biological assets	—	—	(2,975)	—	—	(2,975)
Change in fair value realized through inventory	—	—	(15)	—	—	(15)
Unrealized foreign exchange (gain) loss	—	—	(2,071)	—	—	(2,071)
Unrealized (gain) loss on marketable securities	—	—	—	23,996	—	23,996
Share-based compensation	—	—	—	—	1,869	1,869
Cost of sales non-cash component (1)	—	—	915	—	—	915
Inventory impairment and obsolescence	—	—	3,871	—	—	3,871
Transaction costs (2)	—	—	—	—	5,276	5,276
Adjusted EBITDA	—	1,102	(9,772)	17,984	1,225	10,539

(1) Cost of sales non-cash component is comprised of depreciation expense
(2) Transaction costs relate to financing activities

This press release is intended to be read in conjunction with the Company's Financial Statements and Notes for the period ended September 30, 2022 and year ended December 31, 2021 and the accompanying Management's Discussion and Analysis ("MD&A"). These reports are available under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

CONFERENCE CALL

The Company will hold a conference call and webcast at 10:30 a.m. EST (8:30 a.m. MST) on Monday, November 14, 2022.

WEBCAST ACCESS

To access the live webcast of the call, please visit the following link:
https://services.choruscall.ca/links/sndl2022q3.html

REPLAY

A telephone replay will be available for one month. To access the replay, dial:
Canada/USA Toll Free: 1-800-319-6413 or International Toll: +1-604-638-9010
When prompted, enter Replay Access Code: 9541 #
The webcast archive will be available for three months via the link provided above.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, Re-Up, Namaste, Value Buds and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

 For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals, demand for the Company's products, the Company's ability to achieve profitability or its goal of sustainable, positive gross margin and positive free cash flow, the development of the legal cannabis industry, performance of the Company's investments, including through the SunStream joint venture, any potential forms of shareholder value creation, , and the expansion of product offerings, brand and market share and retail networks, and the closing, integration and realization of expected benefits of, as applicable, the acquisition of The Valens Company, Zenabis and Superette. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3.D.—Risk Factors" in the Company's annual report on Form 20-F, filed with the Securities and Exchange Commission ("SEC") on April 28, 2022, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc.O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 06:30e 14-NOV-22